82-3146

WILLIAMS CREEK EXPLORATIONS LIMITED

04010200

(TSX Symbol "WCX")

#1202-1022 Nelson Street
Vancouver, British Columbia V6E 4S7

Telephone: 604-662-4480
Fax: 604-685-0553

Contact: James E. McInnes, President (604) 662-4480

NEWS RELEASE

18 February 2004

Further to the news release dated 29 January 2004, Williams Creek Explorations Limited is pleased to announce the agreement to acquire one mining claim consisting of nine units situated in the Skeena Mining Division of the Province of British Columbia from J. Fillion has closed. The 30,000 common shares are subject to a four month Exchange hold period ending at midnight on 18 June 2004 and a 12 month hold period under the *Securities Act* of British Columbia ending at midnight on 18 February 2005. No securities were issued as bonuses, finders' fees, or commissions in connection with this transaction.

ON BEHALF OF THE BOARD

"James E. McInnes"

James E. McInnes, President

THE TXS VENTURE EXCHANGE HAS NOT REVIEWED, AND DOES NOT ACCEPT RESPONSIBILITY FOR, THE ADEQUACY OR THE ACCURACY OF THIS RELEASE.

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